# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Algorhythm Holdings, Inc., CIK 0000923601
CUSIP: 829322403
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6301 NW 5th Way, Ste 2900, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 12/17/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); sole voting power 6,016,847; shared voting power 0; sole dispositive power 6,016,847; shared dispositive power 0; aggregate amount beneficially owned 6,016,847 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Algorhythm Holdings, Inc.
Address of issuer's principal executive offices: 6301 NW 5th Way, Ste 2900, Fort Lauderdale, FL 33309

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(a) The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b) The percentage set forth on Row (11) of the cover page for the reporting person is based on 94,164,916 shares of Common Stock outstanding based upon the Issuer's Prospectus Supplement filed under Rule 424(b)(5) with the SEC on December 18, 2024.

(c) Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 6.4
Sole power to vote or to direct the vote: 6,016,847
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,016,847
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (12/26/2024)